                                          ____________________________________
                                          |           OMB APPROVAL           |
                                          |__________________________________|
                                          |      OMB Number:   3235-0145     |
                                          |      Expires:  August 31, 1999   |
                                          |      Estimated average burden    |
                                          |      hours per form ...... 14.90 |
                                          |__________________________________|




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 13)*


                               Saul Centers, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $0.01 Par Value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   804395 10 1
        _______________________________________________________________
                                (CUSIP Number)

                  Henry Ravenel, Jr., 8401 Connecticut Avenue
                     Chevy Chase, MD 20815  (301) 986-6207
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                April 30, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------------------          -----------------------------------
  CUSIP NO. 804395 10 1                                PAGE 2 OF 21 PAGES
-----------------------------------          -----------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              B. Francis Saul II
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              SC, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              United States of America
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
    NUMBER OF                    19,067

     SHARES        -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              3,726,867
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                    19,067

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              3,727,066
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                              3,746,134

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                   28.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                   IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 804395 10 1                                    PAGE 3 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Franklin Property Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                   149,726

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                    149,726

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                  149,726

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                  CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 804395 10 1                                    PAGE 4 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Westminster Investing Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
               SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
               New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                   374,030

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                    374,030

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                   374,030

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  2.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                  CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 804395 10 1                                   PAGE 5 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Van Ness Square Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
            SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                     71

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                      71

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                71

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
--------------------------                          --------------------------
  CUSIP NO.  804395 10 1                                PAGE 6 OF 21  PAGES
--------------------------                          --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               B.F. Saul Real Estate Investment Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
              SC, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                      2,259,842

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                    2,259,842
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                     2,259,842
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                     17.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                     00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 7 of 21 Pages


                                AMENDMENT NO. 13
                                ----------------
                                       TO
                                       --
                                  SCHEDULE 13D
                                  ------------

ITEM 1.  Security and Issuer.

     No change.

ITEM 2.  Identity and Background.

     Item 2 is amended in its entirety to read as follows:

     This statement is filed by (1) B. Francis Saul II, (2) Franklin Property Company, (3) Westminster Investing Corporation, (4) Van Ness Square Corporation and (5) B. F. Saul Real Estate Investment Trust, all or some of whom may be considered a group for the purposes of Rule 13d-1. Franklin Property Company, Westminster Investing Corporation, and Van Ness Square Corporation are hereinafter referred to collectively as the "Corporations."

     B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) the Issuer, (ii) B. F. Saul Company (the "Saul Company"), (iii)
B. F. Saul Real Estate Investment Trust (the "Saul Trust"), and (iv) Chevy Chase Bank, F.S.B. ("Chevy Chase"). Mr. Saul's business address and that of each of the foregoing entities is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 (except Chevy Chase which is located at 7926 Jones Branch Drive, McLean, Virginia 22102). The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, an unincorporated business trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

     Franklin Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

     Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

     Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

     The address of the principal business and principal office of each of the Corporations is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                              Page 8 of 21 Pages

     Information about the directors and executive officers of each of the Corporations and the Saul Trust is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Corporations and the Saul Trust.

Franklin Property Company
-------------------------

                                             Position with Company and Present
Name/1/                                      Principal Occupation if Different
----                                         ---------------------------------

Philip D. Caraci                             Chairman; President and Director, Saul Centers, Inc.;
                                             Executive Vice President, B. F. Saul Company; Senior
                                             Vice President and Secretary, B.F. Saul Real Estate
                                             Investment Trust

B. Francis Saul III                          President and Director; Vice Chair, Saul Centers, Inc.;
                                             Senior Vice President and Director, B. F. Saul Company;
                                             Vice President and Trustee, B. F. Saul Real Estate
                                             Investment Trust; Director, Chevy Chase Bank, F.S.B.

Ross E. Heasley                              Vice President and Director; Vice President, B. F. Saul
                                             Company; Vice President, B. F. Saul Real Estate
                                             Investment Trust; Vice President and Assistant
                                             Secretary, Saul Centers, Inc.

Laurence Millspaugh                          Vice President; Vice President, B. F. Saul Company; Vice
                                             President, B. F. Saul Real Estate Investment Trust

Patricia E. Clark                            Secretary and Director; Assistant Vice President and
                                             Secretary, B. F. Saul Company

Henry C. Parrish III                         Senior Vice President; Vice President, B. F. Saul Company;
                                             Vice President, B. F. Saul Real Estate Investment Trust

William K. Albright                          Vice President and Treasurer; Vice President and Treasurer,
                                             B. F. Saul Company and B. F. Saul Real Estate
                                             Investment Trust; Vice President and Assistant
                                             Treasurer, Saul Centers, Inc.

----------------------------
/1/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                              Page 9 of 21 Pages

Mark G. Carrier                             Vice President; Vice President, B. F. Saul Company; Vice
                                            President, B. F. Saul Real Estate Investment Trust

James P. Sprouse                            Vice President; Vice President, B. F. Saul Company; Assistant
                                            Vice President, B. F. Saul Real Estate Investment Trust

Ernest R. Pivonka                           Vice President; Vice President, B. F. Saul Company

Merle F. Sustersich                         Vice President; Vice President, B. F. Saul Company; Vice
                                            President, B.F. Saul Real Estate Investment Trust

Bryon S. Barlow                             Vice President; Vice President, B. F. Saul Company

Enio P. Guerra                              Vice President; Vice President, B. F. Saul Company

Barbara C. Phillips                         Vice President; Vice President, B. F. Saul Company

Barbara L. Reifsnider                       Vice President; Vice President, B. F. Saul Company

Alison B. Rubin                             Vice President; Vice President, B. F. Saul Company

Kenneth Kovach                              Vice President; Vice President, B.F. Saul Company

Westminster Investing Corporation
---------------------------------
                                           Position with Company and Present
Name/2/                                    Principal Occupation if Different
----                                       ---------------------------------------

B. Francis Saul II                         Director, Chairman of the Board and President; Chairman
                                           of the Board and Chief Executive Officer, Saul Centers,
                                           Inc.; Chairman of the Board, B. F. Saul Company, B. F.
                                           Saul Real Estate Investment Trust, Chevy Chase Bank,
                                           F.S.B.

B. Francis Saul III                        Executive Vice President and Director; Senior Vice
                                           President and Director, B. F. Saul Company; President
                                           and Director, Franklin Property Company; Vice President
                                           and Trustee, B. F. Saul Real Estate Investment Trust;
                                           Vice Chair, Saul Centers, Inc; Director, Chevy Chase
                                           Bank, F.S.B.

---------------------
/2/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

                                                             Page 10 of 21 Pages

George M. Rogers, Jr./3/                   Secretary and Director; Partner, Shaw Pittman

William F. Anhut, Jr.                      Vice President, Treasurer and Assistant Secretary; Vice
                                           President, B.F. Saul Company

Van Ness Square Corporation
---------------------------

                                           Position with Company and Present
Name/4/                                    Principal Occupation if Different
----                                       ---------------------------------

B. Francis Saul II                         Director and Chairman; Chairman of the Board and Chief
                                           Executive officer, Saul Centers, Inc.; Chairman of the
                                           Board, B. F. Saul Company, B. F. Saul Real Estate
                                           Investment Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III                        President, Secretary and Director; Executive Vice
                                           President and Director, Westminster Investing
                                           Corporation; Senior Vice President and Director, B. F.
                                           Saul Company; Senior Vice President, Franklin Property
                                           Company; Vice President and Trustee, B. F. Saul Real
                                           Estate Investment Trust; Vice Chair, Saul Centers,
                                           Inc.; Director, Chevy Chase Bank, F.S.B.

William F. Anhut, Jr.                      Vice President, Treasurer and Director; Vice President,
                                           Treasurer and Assistant Secretary, Westminster
                                           Investing Corporation

B. F. Saul Real Estate Investment Trust
---------------------------------------
                                           Position with Company and Present
Name/5/                                    Principal Occupation if Different
----                                       ---------------------------------

B. Francis Saul II                         Trustee and Chairman; Chairman of the Board and Chief
                                           Executive Officer, Saul Centers, Inc.; Chairman of the
                                           Board, B. F. Saul Company, Chevy

------------------------------
/3/ Mr. Rogers' business address is Shaw Pittman, 2300 N Street, N.W., Washington, D.C. 20037.

/4/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

/5/ The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

                                                             Page 11 of 21 Pages

                                          Chase Bank, F.S.B.;
                                          Chairman of the Board and President, Westminster
                                          Investing Corporation; Director and Chairman, Van Ness
                                          Square Corporation

Gilbert M. Grosvenor/6/                   Trustee; Chairman of the Board of Trustees, National
                                          Geographic Society

George M. Rogers, Jr./7/                  Trustee; Partner, Shaw Pittman; Director, B.F. Saul
                                          Company

Garland J. Bloom                          Trustee; Real Estate Consultant

John R. Whitmore/8/                       Trustee; Senior Advisor to The Bessemer Group, Inc.;
                                          Director, B.F. Saul Company

B. Francis Saul III                       Trustee; Senior Vice President and Director, B. F. Saul
                                          Company; Vice Chair, Saul Centers, Inc; President,
                                          Franklin Property Company; Vice President and Director,
                                          B. F. Saul Real Estate Investment Trust; Director,
                                          Chevy Chase Bank. F.S.B.

Philip D. Caraci                          Senior Vice President and Secretary; President and Director,
                                          Saul Centers, Inc.; Executive Vice President, B. F.
                                          Saul Company; Chairman, Franklin Property Company

Stephen R. Halpin, Jr.                    Vice President and Chief Financial Officer; Executive
                                          Vice President and Chief Financial Officer, Chevy Chase
                                          Bank, F.S.B.; Senior Vice President and Chief Financial
                                          Officer, B. F. Saul Company

Ross E. Heasley                           Vice President; Vice President, B. F. Saul Company; Vice
                                          President and Assistant Secretary, Saul Centers, Inc.;
                                          Vice President and Director, Franklin Property Company

----------------------------------
/6/ Mr. Grosvenor's business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.

/7/ Mr. Rogers' business address is Shaw Pittman, 2300 N Street, N.W., Washington, D.C. 20037

/8/ Mr. Whitmore's business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

                                                             Page 12 of 21 Pages

Henry Ravenel, Jr.                       Vice President; Vice President, B. F. Saul Company and Saul
                                         Centers, Inc.

William K. Albright                      Vice President and Treasurer; Vice President and Treasurer,
                                         B. F. Saul Company and Franklin Property Company; Vice
                                         President and Assistant Treasurer, Saul Centers, Inc.

Laurence Millspaugh                      Vice President; Vice President, B. F. Saul Company; Vice
                                         President, Franklin Property Company

     None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees or executive officers of the Saul Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

     None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

     To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees and executive officers of the Saul Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

     All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

                                                             Page 13 of 21 Pages

     Item 3 is amended in its entirety to read as follows:

     Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the "DRIP") through which holders of Saul Centers Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 12 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on October 31, 1997, January 30, 1998, April 30, 1998, July 31, 1998, October 30, 1998, January 29, 1999 and April 30, 1999.
The Saul Trust, Franklin Property Company and Van Ness Square Corporation all participated in the DRIP and, consequently, were issued additional shares of Saul Centers Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:


Saul Trust
----------

                                                                                 Number  of shares
  Date of DRIP Reinvestment       Amount reinvested        Price per share           purchased

   October 31, 1997                  $705,928.03               $17.096              41,292.00
   January 30, 1998                  $733,354.88               $16.196              45,280.00
   April 30, 1998                    $778,703.55               $17.399              44,755.65
   July 31, 1998                     $796,158.32               $16.005              49,744.35
   October 30, 1998                  $815,558.63               $15.399              52,961.79
   January 29, 1999                  $836,213.74               $14.065              59,453.52
   April 30, 1999                    $859,400.61               $15.278              56,250.86
                                     ===========                                    =========
                         Total     $5,525,317.76                                   349,738.17

Franklin Property Company
-------------------------

                                                                                 Number of shares
  Date of DRIP Reinvestment        Amount reinvested       Price per share           purchased

     October 31, 1997                 $49,255.71               $17.096                2,881.13
     January 30, 1998                 $50,379.33               $16.187                3,112.33
     April 30, 1998                   $51,593.15               $17.399                2,965.29
     July 31, 1998                    $52,749.60               $16.005                3,295.82
     October 30, 1998                 $54,034.98               $15.399                3,508.99
     January 29, 1999                 $55,403.50               $14.065                3,939.10
     April 30, 1999                   $56,939.75               $15.278                3,726.91
                                      ==========                                      ========
                           Total:    $370,356.02                                     23,429.57


   Van Ness Square Corporation
   ---------------------------

                                                                                  Number of shares
   Date of DRIP Reinvestment        Amount reinvested       Price per share          purchased
     October 31, 1997                   $23.46                  $17.096               1.372
     January 30, 1998                   $23.99                  $16.187               1.482
     April 30, 1998                     $24.56                  $17.399               1.412
     July 31, 1998                      $25.11                  $16.005               1.569
     October 30, 1998                   $25.73                  $15.399               1.671
     January 29, 1999                   $26.39                  $14.065               1.876
     April 30, 1999                     $27.10                  $15.278               1.774
                                        ======                                        =====

                                                             Page 14 of 21 Pages

                            Total:     $176.34                                        11.156


     The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Plan") is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by five trustees: B. Francis Saul II, Philip D. Caraci, Alexander R.M. Boyle, Patricia E. Clark and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of common stock acquired by the Plan, the acquisition of such shares is being reported in this Schedule 13D.

     The Plan participated in the DRIP and reinvested the following amounts for shares of Saul Centers Common Stock:

                                                                                 Number of shares
  Date of DRIP Reinvestment        Amount reinvested       Price per share          purchased
     October 31, 1997                 $281,407.56              $17.096              16,460.433
     January 30, 1998                 $287,827.13              $16.187              17,781.376
     April 30, 1998                   $294,761.87              $17.399              16,941.311
     July 31, 1998                    $303,368.98              $16.005              18,829.677
     October 30, 1998                 $308,712.56              $15.399              20,047.572
     January 29, 1999                 $316,531.11              $14.065              22,504.878
     April 30, 1999                   $325,308.01              $15.278              21,292.578
                                      ===========                                   ==========
                         Total:     $2,117,917.22                                  133,857.825


     In addition, various trusts established for the benefit of the children of
B. Francis Saul II (the "Trusts"), a fund created under the Uniform Gift to Minors Act of which B. Francis Saul II is custodian and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Saul Centers Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, as custodian, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Elizabeth Willoughby Saul Trust
B. Francis Saul II, Trustee
---------------------------

                                                                                 Number of shares
  Date of DRIP Reinvestment        Amount reinvested       Price per share          purchased
     October 31, 1997                  $1,172.53               $17.096               68.585
     January 30, 1998                  $1,199.28               $16.187               74.089
     April 30, 1998                    $1,228.18               $17.399               70.589
     July 31, 1998                     $1,255.70               $16.005               78.457
     October 30, 1998                  $1,286.29               $15.399               83.531

                                                             Page 15 of 21 Pages

     January 29, 1999                  $1,318.88               $14.065               93.770
     April 30, 1999                    $1,355.45               $15.278               88.719
                                       =========                                     ======
                            Total:     $8,816.31                                    557.740

Sharon Elizabeth Saul Trust
B. Francis Saul II, Trustee
---------------------------

                                                                                  Number of shares
   Date of DRIP Reinvestment        Amount reinvested       Price per share          purchased
     October 31, 1997                     $703.52              $17.096                41.151
     January 30, 1998                     $719.58              $16.187                44.454
     April 30, 1998                       $736.91              $17.399                42.354
     July 31, 1998                        $753.42              $16.005                47.074
     October 30, 1998                     $771.78              $15.399                50.119
     January 29, 1999                     $791.33              $14.065                56.262
     April 30, 1999                       $813.26              $15.278                53.231
                                          =======                                     ======
                            Total:      $5,289.80                                    334.645

B. Francis Saul II, Custodian for
Patricia English Saul, UGMA
---------------------------

                                                                                   Number of shares
   Date of DRIP Reinvestment         Amount reinvested       Price per share          purchased
     October 31, 1997                    $1,172.53               $17.096               68.585
     January 30, 1998                    $1,199.28               $16.187               74.089
     April 30, 1998                      $1,228.18               $17.399               70.589
     July 31, 1998                       $1,255.70               $16.005               78.457
     October 30, 1998                    $1,286.29               $15.399               83.531
     January 29, 1999                    $1,318.88               $14.065               93.770
     April 30, 1999                      $1,355.45               $15.278               88.719
                                         =========                                     ======
                              Total:     $8,816.31                                    557.740

Trust FBO Elizabeth W.  Saul
u/a dated 12/30/76, George M. Rogers, Jr.,
Successor Trustee
-----------------

                                                                                   Number of shares
   Date of DRIP Reinvestment         Amount reinvested       Price per share          purchased
     October 31, 1997                    $1,172.53              $17.096                68.585
     January 30, 1998                    $1,199.28              $16.187                74.089
     April 30, 1998                      $1,228.18              $17.399                70.589
     July 31, 1998                       $1,255.70              $16.005                78.457
     October 30, 1998                    $1,286.29              $15.399                83.531
     January 29, 1999                    $1,318.88              $14.065                93.770
     April 30, 1999                      $1,355.45              $15.278                88.719
                                         =========                                     ======
                             Total:      $8,816.31                                    557.740

                                                             Page 16 of 21 Pages

Trust FBO Andrew M. Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee
-----------------

                                                                                  Number of shares
   Date of DRIP Reinvestment         Amount reinvested       Price per share         purchased
     October 31, 1997                    $1,172.53               $17.096               68.585
     January 30, 1998                    $1,199.28               $16.187               74.089
     April 30, 1998                      $1,228.18               $17.399               70.589
     July 31, 1998                       $1,255.70               $16.005               78.457
     October 30, 1998                    $1,286.29               $15.399               83.531
     January 29, 1999                    $1,318.88               $14.065               93.770
     April 30, 1999                      $1,355.45               $15.278               88.719
                                         =========                                     ======
                               Total:    $8,816.31                                    557.740

Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
-----------------

                                                                               Number of shares
 Date of DRIP Reinvestment       Amount reinvested       Price per share          purchased
     October 31, 1997                $1,172.53               $17.096               68.585
     January 30, 1998                $1,199.28               $16.187               74.089
     April 30, 1998                  $1,228.18               $17.399               70.589
     July 31, 1998                   $1,255.70               $16.005               78.457
     October 30, 1998                $1,286.29               $15.399               83.531
     January 29, 1999                $1,318.88               $14.065               93.770
     April 30, 1999                  $1,355.45               $15.278               88.719
                                     =========                                     ======
                          Total:     $8,816.31                                    557.740

Patricia E. Saul (Mrs.)
-----------------------

                                                                                Number of shares
  Date of DRIP Reinvestment       Amount reinvested       Price per share          purchased
     October 31, 1997                 $13,484.11              $17.096                788.729
     January 30, 1998                 $13,791.97              $16.187                852.024
     April 30, 1998                   $14,124.00              $17.399                811.771
     July 31, 1998                    $14,440.60              $16.005                902.256
     October 30, 1998                 $14,792.48              $15.399                960.613
     January 29, 1999                 $15,167.12              $14.065              1,078.359
     April 30, 1999                   $15,587.69              $15.278              1,020.270
                                      ==========                                   =========
                            Total:   $101,387.97                                   6,414.022

                                                             Page 17 of 21 Pages


ITEM 4.  Purpose of Transaction.

     No change.

ITEM 5.  Interest in Securities of the Issuer.

     Item 5 is amended in its entirety to read as follows:

     a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:


                                                 Number of Shares                Percentage
            Reporting Person                    Beneficially Owned                Of Class
            ----------------                    ------------------                --------
B. Francis Saul II                                   3,746,934*                     28.8
Franklin Property Company                              149,726                       1.2
Westminster Investing Corp.                            374,030                       2.9
Van Ness Square Corporation                                 71                       0.0
B.F. Saul Real Estate Investment Trust               2,259,842                      17.4

* Includes all of the shares of Common Stock acquired by the Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian and Mrs. Patricia E. Saul. B. Francis Saul II owns no shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

     b. The Corporations and the Saul Trust have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Corporations, the Saul Trust and the Plan with the other directors of the Corporations, the other trustees of the Saul Trust and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors of the Corporations and the other trustees of the Saul Trust is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

               Name                                   Principal Occupation
               ----                                   --------------------
Philip D. Caraci                     Director and President, Saul Centers, Inc.; Executive Vice
                                     President, B. F. Saul Company; Senior Vice President, B. F.
                                     Saul Real Estate Investment Trust
Alexander R. M. Boyle                Vice Chairman, Chevy Chase Bank, F.S.B.
Patricia E. Clark                    Assistant Vice President and Secretary, B. F. Saul Company
Stephen R. Halpin, Jr.               Executive Vice President and Chief Financial Officer, Chevy
                                     Chase Bank, F.S.B.; Vice President and Chief Financial
                                     Officer, B. F. Saul Real Estate Investment Trust

The business address of each of the foregoing individuals is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

     B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust and the Elizabeth Willoughby Saul Trust, and as custodian for Patricia English Saul under the Uniform Gift to

                                                             Page 18 of 21 Pages

Minors Act, has the sole power to vote and the sole power to direct the disposition of 15,967.00 shares of Common Stock. As noted in Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

----------------------------------------------------------------------------------------------------------------
                        Owner                                               Number of Shares
----------------------------------------------------------------------------------------------------------------
NationsBank, NA, Trustee FBO Francis                                              24,500
Saul III & Andrew M. Saul II u/a w/B. Francis
Saul II dated 12/30/76
----------------------------------------------------------------------------------------------------------------
Nations Bank, NA, Trustee u/w Andrew M. Saul FBO                                   1,000
Elizabeth W. Saul
----------------------------------------------------------------------------------------------------------------
Trust FBO Elizabeth W. Saul                                                    7,064.231
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------------------------
Trust FBO Andrew M. Saul II                                                    4,564.231
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------------------------
Trust FBO Patricia English Saul                                                6,764.231
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee
----------------------------------------------------------------------------------------------------------------
Patricia E. Saul (Mrs.)                                                       40,988.671
----------------------------------------------------------------------------------------------------------------

     The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

     NationsBank, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

     George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a partner in the law firm of Shaw Pittman, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers' business address.

     Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

     To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither NationsBank, N.A., nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

                                                             Page 19 of 21 Pages

     c. The only transactions known to the persons filing this statement since the filing of Amendment No. 12 to this Schedule 13D are the following:

     The Saul Trust acquired shares of Common Stock in the open market on the dates, in the amounts and for the total cost indicated in the following table:

Date of Purchase                  Number of Shares                     Total Cost
----------------                  ----------------                     ----------
01/09/98                               3,000                             $51,562.50
01/09/98                               7,000                            $124,250.00
01/09/98                               1,000                             $16,687.50
01/12/98                                 100                              $1,768.75
01/12/98                                 100                              $1,781.25
01/12/98                               8,300                            $148,362.50
01/13/98                               8,500                            $151,937.50
01/14/98                               5,000                             $88,750.00
01/14/98                               2,800                             $49,525.00
01/14/98                                 700                             $12,293.75
01/15/98                               6,500                            $114,156.25
01/15/98                               2,000                             $35,000.00
01/16/98                               8,500                            $146,625.00
01/20/98                               4,200                             $73,500.00
01/20/98                               4,000                             $70,750.00
01/21/98                               4,000                             $71,000.00
01/21/98                                 500                              $8,906.25
01/21/98                                 500                              $8,937.50
01/22/98                               4,000                             $72,000.00
01/22/98                               1,000                             $17,937.50
01/23/98                               5,100                             $93,712.50
01/23/98                                 100                              $1,818.75
01/23/98                               2,000                             $36,125.00
01/23/98                               1,000                             $18,000.00
01/26/98                               2,000                             $36,500.00
01/26/98                                 500                              $9,093.75
01/26/98                               3,500                             $63,437.50
01/26/98                                 300                              $5,418.75
01/27/98                               1,000                             $18,187.50
01/27/98                               1,200                             $21,675.00
01/27/98                               4,000                             $72,000.00
01/27/98                               2,000                             $35,875.00
01/28/98                                 100                              $1,768.75
01/28/98                               4,400                             $78,100.00
01/28/98                               1,100                             $19,387.50
                                       -----                             ----------
                                     100,000                          $1,776,833.25

     d. Beneficiaries of the Plan, beneficiaries of the Trusts, Patricia English Saul and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, Mr. Saul (as custodian for Patricia English Saul), and Mrs. Saul, respectively. The interest of no such beneficiary, Patricia English Saul, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

     e.  Not applicable.

                                                             Page 20 of 21 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

ITEM 7.  Material to be Filed as Exhibits.

     None.

                                                             Page 21 of 21 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ B. Francis Saul II
                                     ------------------------------------------
June 18, 1999                        B. Francis Saul II

                                     FRANKLIN PROPERTY COMPANY

June 18, 1999                        By: /s/ Ross E. Heasley
                                         --------------------------------------
                                         Ross E. Heasley, Vice President

                                     WESTMINSTER INVESTING CORPORATION

June 18, 1999                        By: /s/ B. Francis Saul II
                                         --------------------------------------
                                         B. Francis Saul II,
                                         Chairman and President

                                     VAN NESS SQUARE CORPORATION

June 18, 1999                        By: /s/ B. Francis Saul II
                                         --------------------------------------
                                         B. Francis Saul II,
                                         Chairman

                                     B. F. SAUL REAL ESTATE
                                     INVESTMENT TRUST

June 18, 1999                        By: /s/ B. Francis Saul II
                                         --------------------------------------
                                         B. Francis Saul II,
                                         Chairman